UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders at 10:00am on November 25, 2025, local time, at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. At the Extraordinary Meeting, the shareholders of the Company approved: (i) the authorized share capital of the Company be increased from (a) $50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share and (y)100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share, to (b) $500,000 divided into 2,080,000,000 shares of which (x) 1,980,000,000 shares are designated as ordinary shares with a nominal or par value of $0.00025 per share, and (y) 100,000,000 shares are designated as preferred shares with a nominal or par value of $0.00005 per share by creation of 1,800,000,000 ordinary shares with a nominal or par value of $0.00025 per share (the “Share Capital Increase”); (ii) the Article 18.2 of the Second Amended and Restated Articles of Association of the Company to be deleted in its entirety and replaced with the follows: If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum, provided that no business shall be transacted at any adjourned meeting other than the business listed in the first written notice convening the meeting from which the adjournment took place. For the avoidance of doubt, any such adjourned meeting will not follow the quorum requirement as specified in Articles 16.1 or 18.1 (the “Change of Adjourned Meeting”); and (iii) the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), to reflect the above Share Capital Increase, Change of Adjourned Meeting and other minor housekeeping amendments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: November 26, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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